

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

August 30, 2007

Mr. Rod Lynam
Chief Financial Officer
Gallery of History, Inc.
3601 West Sahara Avenue
Las Vegas, Nevada 89102

> **Re: Gallery of History, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2006**
> **Filed December 28, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended**
> **December 31, 2006 and March 31, 2007**
> **Filed February 13, 2007 and May 15, 2007**
> **Response Letters Dated June 21, 2007, July 12, 2007,**
> **July 17, 2007 and August 8, 2007**
> **File No. 0-13757**

Dear Mr. Lynam:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief